Exhibit 23.1

March 30, 2023
Sands China Ltd.
The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao

Dear Sir/Madam:

We hereby consent to the reference of our name under the headings “Risk Factors—Risks Related to Doing Business in China” in Sands China Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) on the date hereof. We also consent to the filing with the SEC of this consent letter as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Very truly yours,

/s/ HAIWEN & PARTNERS

HAIWEN & PARTNERS